Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

3 Year Autocallable Market-Linked Notes Linked to SPX

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	S&P 500® Index (Ticker: SPX)
Pricing date:	January 18, 2023
Valuation dates:	January 18, 2024, January 21, 2025 and January 20, 2026 (the "final valuation date")
Maturity date:	January 23, 2026
Automatic early redemption:	If, on any valuation date prior to the final valuation date, the closing level of the underlying is greater than or equal to the premium threshold level applicable to that valuation date, the notes will be automatically redeemed for $1,000 *plus* the premium applicable to that valuation date.
CUSIP / ISIN:	17331C5P8 / US17331C5P86
Initial underlying level:	The closing level of the underlying on the pricing date
Final underlying level:	The closing level of the underlying on the final valuation date
Premium:	8.00% per annum
Premium threshold level:	100% of the initial underlying level on the first valuation date, decreasing by 5.00% on each subsequent valuation date
Payment at maturity (if not autocalled prior to maturity):	• If the final underlying level is greater than or equal to the premium threshold level applicable to the final valuation date: $1,000 + the premium applicable to the final valuation date • If the final underlying level is less than the premium threshold level applicable to the final valuation date: $1,000 All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing supplement:	[Preliminary Pricing Supplement dated January 5, 2023]

Hypothetical Payment at Early Redemption

Valuation Date	Premium Threshold Level*	Premium	Hypothetical Payment at Early Redemption
January 18, 2024	100.00%	8.00%	$1,080.00
January 21, 2025	95.00%	16.00%	$1,160.00

*Percentage of initial underlying level

If, on any valuation date prior to the final valuation date, the closing level of the underlying is not greater than or equal to the premium threshold level applicable to that valuation date, then the notes will not be automatically redeemed prior to maturity and you will not receive a premium.

Hypothetical Payment at Maturity**


Payment at Maturity Per $1,000 Stated Principal Amount
$2,000
$1,800
$1,600
$1,400
$1,240
$1,200
$1,000
$800
$600
$400
$200
$0
$1,000.00 stated principal amount
-100%
-80%
-60%
-40%
-20%
-10.00%
0%
20%
24.00%
40%
60%
80%
100%
Percentage Change in Closing Level of Underlying from Pricing Date to Final Valuation Date
The Notes
The Underlying

** If not automatically redeemed prior to maturity

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Selected Risk Considerations • You may not receive any return on your investment in the notes . • The notes do not pay interest. • Your potential return on the notes is limited to the applicable premium payable upon automatic early redemption or at maturity. • The notes may be automatically redeemed prior to maturity, limiting the term of the notes. • Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms . • The performance of the notes will depend on the closing levels of the underlying solely on the valuation dates, which makes the notes particularly sensitive to volatility in the closing levels of the underlying on or near the valuation dates. • You will not receive dividends or have any other rights with respect to the underlying. • The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • Sale of the notes prior to maturity may result in a loss of principal. • The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.